Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Comerica’s presentation at the Sandler O’Neill + Partners, LP 2011 West Coast Financial Services Conference on Tuesday, March 8, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Non-GAAP Financial Measures

Reconcilements of non-GAAP financial measures can be found in the presentation materials, which are available on our website at www.comerica.com.

CORPORATE PARTICIPANTS

Ralph Babb

Comerica Inc. - Chairman, CEO, President

Beth Acton

Comerica Inc. - CFO

Dale Greene

Comerica Inc. - EVP

CONFERENCE CALL PARTICIPANTS

Scott Siefers

Sandler O’Neill & Partners - Analyst

PRESENTATION

Scott Siefers - Sandler O’Neill & Partners - Analyst

All right, good morning everybody. Thank you for attending our West Coast Conference this year.

As always, we think we’ve got a great lineup of banks. We certainly appreciate your participation. So we’ll go ahead and get started with our first presenter this morning, which is Comerica Inc., which is about a $54 billion bank headquartered in Dallas, Texas.

So here to tell us a bit more about the bank is Chairman and CEO, Ralph Babb. And also here representing the Company are CFO Beth Acton, Vice-Chairman Lars Andersen, EVP Dale Greene and Director of Investor Relations, Darlene Persons.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Thank you, Scott, and good morning everyone. Comerica has remained focused on executing its growth strategy and delivering outstanding customer service throughout this economic cycle. We are able to build positive momentum on several fronts in 2010. We continued to have strong deposit growth. We had considerable margin expansion compared to 2009. And there were positive signs of C&I loan growth. We have weathered the cycle well, maintaining strong liquidity, solid capital and tight control of expenses, as well as credit metrics which are among the best in our peer group.

We believe we are well-positioned for the future, and I will review some of the key initiatives and opportunities we are working on. For example, in January, we announced the acquisition of Sterling Bank, which will assist us in accelerating our growth in Texas. In addition, we have several deposit and revenue enhancing products and services that we are ramping up.

Before we get started, I refer you to the Safe Harbor Statement as shown on Slide 2, which I incorporate into this presentation.

On Slide 3, we’ve provided a brief overview of who we are. Comerica is over 160 years old, and we rank among the top 25 largest banks in the U.S. with $54 billion in assets. Our size allows us to provide customers with a broad range of products and services while retaining the feel and flexibility of a smaller community banking organization.

On Slide 4, we outline one of Comerica’s key differentiators - we are a relationship-centered Main Street bank. We focus on building long-term, enduring relationships with our customers. We have stayed close to our customers throughout this economic cycle.

With regard to Financial Reform, our assessment, based on currently available information, is that the expected direct impacts are manageable, and will be felt less by Comerica than many other major banks, due to the nature of our business.

Finally, Comerica’s conservative approach to banking, including credit management, investment strategy, expense management and capital position, has earned the confidence of our customers and investors, and has positioned us for growth.

Our three distinct lines of business are shown on Slide 5. Through our relationship banking model, these lines of business are closely integrated, which provides our customers a wide spectrum of products and services.

Our Business Bank is at the heart of what differentiates Comerica from our competitors. We are one of the largest commercial lending institutions in the U.S. and we’re particularly proud of the depth and breadth of this business - which cannot be built overnight.

The Retail Bank is a key part of our deposit gathering strategy. However, we do not employ a mass market retail strategy. Rather, our banking centers focus on the segments we serve exceedingly well: middle-market and small businesses, entrepreneurs and the affluent.

The Wealth & Institutional Management business represents a great growth opportunity. It provides us with the ability to leverage our existing customer base by bringing investment management solutions to our Business Bank and Retail Bank customers.

Our geographic footprint is outlined on Slide 6. Comerica operates primarily in major metropolitan areas of Texas, California and Michigan. These locations have an abundance of businesses of all sizes, particularly small and middle market companies, and where we can leverage our personal banking and wealth management services.

Our strategy to diversify our geographic footprint is working. With the acquisition of Sterling Bank, we will continue to move the needle in achieving a balanced geographic footprint.

Starting on Slide 7, I will review some of our 2010 accomplishments. We saw nice margin expansion in 2010, with our net interest margin increasing 52 basis points over 2009. This increase was driven primarily by increased loan spreads and a continued shift in funding sources toward lower-cost funds. This included significant growth in noninterest-bearing deposits, as well as the positive impact on the margin from the redemption of the higher-cost Trust Preferred securities in October. As you can see on the right side of the chart, Comerica had the lowest cost of funds among our peers in 2010.

Slide 8 focuses on the deposit growth which occurred throughout the year. Average core deposits increased $3.4 billion, or 10%, in 2010. The increase in average core deposits reflected a $2.2 billion or 17% increase in noninterest-bearing deposits, as well as an increase in interest-bearing deposits of $1.2 billion, or over 5%. Deposit growth was strong across all geographies.

Customers continue to increase their cash balances. This is partially a result of the slow and uncertain economic recovery. Corporations in general have continued to deleverage, improve profitability and cash flow, and conserve cash.

As you can see on Slide 9, we believe we have turned the corner on C&I loan outstandings. The pace of decline in loan outstandings has continued to slow over the past six to nine months, as business confidence has improved. Comerica’s C&I loans have been recovering at a faster pace than the average bank. Our commercial loans increased almost $500 million on an average basis, and over 700 million, or about 3% on a period-end basis, in the fourth quarter compared to the third quarter.

Our customers are expressing more optimism, and that has contributed to our strong loan pipeline.

Commitments increased for the first time in almost three years. And excluding Commercial Real Estate, commitments in December were up over $600 million from September, driven by an increase in Texas.

As the economy continues to improve, we expect Middle Market and Small Businesses will start borrowing as their working capital needs increase. We expect this will likely be muted by declines in Commercial Real Estate loan outstandings.

Turning to Slide 10 and credit quality, which continued to improve throughout 2010. This was reflected in the significant decline in the provision for loan losses, which decreased $602 million in 2010 compared to 2009. Also, the provision was less than net charge-offs for the last three quarters of 2010.

Improvements in credit quality included a decline of $2.2 billion in watch list loans from year-end 2009 to year-end 2010. The watch list is primarily comprised of special-mention, substandard and nonaccrual loans. The watch list is the best early indicator we have of future credit quality. We have seen five consecutive quarters of decline, and this reflects improvements in our portfolio in all geographic markets and across virtually all lines of business.

Additional indicators of improved credit quality included a decrease in the inflow to nonaccrual loans greater than $2 million, a decrease in net credit-related charge-offs, and a decrease in loans past due 90 days or more, and still accruing.

Another noteworthy accomplishment was that Commercial Real Estate outstandings have decreased substantially. We continue to work through the problem loans, and customers have begun to access the public markets and other long-term financing resources to pay loans. This combined with the fact that there has been very little new origination activity, has led to a decline in Commercial Real Estate outstandings. We expect that this trend will continue in 2011.

Slide 11 provides a peer comparison of net charge-offs, and non-performing asset ratios. Both graphs show that throughout the cycle, our ratios have always been below the peer average, and in fact among the best in our peer group. We believe this is a reflection of our superior credit culture, which includes credit training, robust policies and procedures, and thorough monitoring capabilities.

Overall, we are pleased with the improvement in credit quality, including the continuation of improving credit migration trends.

Turning to Slide 12, we focus on expense management on a regular basis. Our largest expense item is salaries, and therefore management of workforce levels is key. In response to the economic environment and as part of our ongoing efforts to leverage technology and maximize productivity, we have consistently reduced personnel over the past several years. Our full-time equivalent staff decreased by approximately 17% from 2007.

On the right side of this slide, we show a peer comparison of the ratio of total assets per employee over the past three years. Over that period, Comerica has consistently managed more assets per employee than our peers.

Turning to Slide 13, our capital position is strong, and historically we have had some of the highest capital ratios in our peer group. We were one of the first in our peer group to fully redeem TARP last March. This was completed in conjunction with an $880 million common stock offering, which equates to 39% of the TARP we had outstanding, the lowest issuance as a percentage of TARP among our peers.

Also, we redeemed all trust preferred securities at par on October 1st. Tier 1 common capital was over 10% at year end 2010; up from 8.2% at year end 2009.

With the overall positive trends of our financial performance, as well as the improving economic picture, we doubled the quarterly dividend to $0.10 per share effective January 1, 2011. Our board has authorized a share repurchase program which we have commenced. We expect that the share repurchase program, combined with dividend payments, will result in a payout of less than 50% of earnings in 2011.

Now I will turn to some of the initiatives and opportunities we have identified for 2011. We are excited about our pending acquisition of Sterling Bank. Our approach to acquisitions has been a strategic one, as we focus on opportunities to accelerate our growth.

Sterling has a very appealing branch network, which almost doubles our presence in Houston, provides an entry into the San Antonio market, and complements our banking center network in Dallas-Ft Worth. On a pro forma basis, based on June 2010 FDIC data, our Texas deposit market share rank moves from 10th to 6th. Also, the composition of Sterling’s deposits is very attractive, with a relatively large component of noninterest-bearing deposits. We believe that this gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to Middle Market and Small Business companies.

Slide 15 provides a pro forma review of the combined Comerica/Sterling entity.

The transaction is expected to be breakeven to Comerica’s earnings the first full fiscal year, excluding merger and integration costs, and be increasingly accretive thereafter. We believe the value we are paying is fair at about 2.3-times tangible book and a deposit premium of about 17%, particularly given Sterling’s highly attractive footprint in one of the fastest growing markets in the U.S. There have not been, nor are there expected to be many banks in Texas that have the size, fit and focus of a bank like Sterling. In fact, there are only five other U.S. banks headquartered in Texas with assets in excess of $5 billion remaining, exemplifying the scarcity value of the franchise.

We expect a smooth integration given the size, and our in-depth knowledge of the Texas market. Sterling’s total assets are about 10% of Comerica’s total assets. However, it is meaningful as it significantly enhances the size of our Texas franchise.

This acquisition assists us in fulfilling our strategy of attaining more geographic balance in order to provide more consistent earnings growth throughout the economic cycles.

Slide 16 provides an overview of our government card program, which has been – has seen significant deposit growth over the past few years, and has the potential for accelerated growth. The graph shows the strong deposit growth trend.

Comerica was an early entrant into the government card market, forming a strategic alliance with a third party. We entered the business in 2003. As of year end, the business had grown to 31 state programs in 14 states, with over 5.6 million cards issued.

In 2007, Comerica was among more than a dozen banks that competed for a 5-year contract to serve as the financial agent for a program that provides debit card services to Social Security recipients. We were selected to serve as the exclusive financial provider for the DirectExpress debit card program, and we launched the program in 2008. The deposits generated by the Social Security program are reflected in the orange portion of the graph. More than 1.5 million federal benefit recipients have signed up for the DirectExpress card. The Treasury recently announced that they will be phasing out check issuance. Starting in May, new Social Security enrollees will no longer be able to receive their benefits by check. They will choose direct deposit or our DirectExpress debit card. Current Social Security recipients who receive benefit checks will have until March 2013 to choose direct deposit or DirectExpress. We are working diligently to assist the Treasury in educating recipients on their choices.

Slide 17 provides an overview of two more deposit rich and growing businesses, our Financial Services Division or FSD, and Technology and Life Sciences, or TLS.

FSD primarily serves title and escrow companies in California. As the recession hit the housing sector, this group intensified its focus on asset-management companies, as well as increasing its penetration in Michigan and Texas. Their success is reflected in the nice increase in balances we have seen over the past several quarters.

TLS focuses on companies which are typically owned by venture capital firms, where significant equity is invested to create products and build companies around the new intellectual property. Industries we serve include manufacturers, software companies and highly specialized companies, including medical devices and biotechnology. TLS is managed centrally from Palo Alto, and has 13 satellite offices. We often provide working capital lines of credit along with cash management services. This is a very deposit rich segment, with deposits three times as large as loans.

Slide 18 provides several examples of initiatives that we have put in place to grow fee revenue. In Retail Banking, we see increased customer interest in utilization of our mobile banking and eCommerce products. Also, we are expanding our licensed Private Banker program, which is now the single business source of referrals to Wealth Management.

Within Wealth Management, we are in the process of re-branding and co-locating our customized asset management projects — products, which is expected to increase our market penetration.

We have seen export activity picking up, and we are increasing our Trade Services staff in Texas and California to aggressively pursue this opportunity. Also on the International front, we are working to better leverage our branch in Canada to take advantage of increasing cross border activities.

Finally, we continue to focus on cross sell opportunities for our Treasury Management products. In support of these efforts to grow revenue and increase customer penetration, we are introducing new product enhancements to meet our customers’ needs. For example, we recently added commercial card functionality to our payables offering. Also, we tailor products to meet the unique cash management requirements of our industry specialty areas, such as Entertainment, Dealer or Healthcare.

Slide 19 details the primary 2011 initiatives for Small Business, a segment where we see significant revenue growth opportunities. Our Small Business relationship managers are credit-trained and are empowered to make local and timely decisions. Also, our relationship managers are highly knowledgeable within their specific industry, and understand their customers’ business and financial needs, allowing them to be a trusted advisor to their customers.

We are adding Business Loan Specialists to provide support to our Community Banking segment. We recently added a new Health Care Profession Group in Houston, and plan to duplicate this concept in other markets. Also, we’ve increased the top end of the Small Business revenue target range from $10 million to $20 million. This will provide opportunities for our Small Business lenders to reach out to a prospect base that we believe may have been underserved at the lower end of most banks’ Middle Market Groups.

Our focus on Small Business Banking is paying off. The bar chart on the right shows new originations in Small Business, which increased 117% between the first and fourth quarters of 2010. We have seen an acceleration in new originations across our geographies. We believe we have the right strategy with very talented bankers and a wide array of products to serve this segment.

Turning to Slide 20, and one of our cost saving initiatives, we have slowed our banking center expansion program inline with the sluggish economy. We recently opened one new banking center in Southern California, and we plan to open four additional banking centers this year in Ft. Worth, San Diego and Phoenix. Also, the Sterling acquisition is expected to add 57 banking centers in Texas.

Our Banking Center model is undergoing adjustments to increase efficiencies, particularly in floor space and staffing. Our ability to make these adjustments and still meet the service expectations of our customers is due in part to our introduction of mobile banking. The rollout has greatly exceeded our expectations as far as customer enrollment.

I’d like to close with Slide 21 and a few points on why we believe Comerica is poised for the future. We have weathered the challenging economic cycle well, maintaining strong liquidity, solid capital, tight control of expenses, and with credit metrics that are among the best in our peer group.

Our traditional commercial banking relationship model is serving us well, and has proven to be successful, even in a recessionary environment. As the economy improves and interest rates increase, we expect to see loan growth and margin expansion. Also, we plan to continue to focus on managing expenses and staff levels.

We continue to invest to achieve growth and balance. We are accelerating our growth in Texas with the pending Sterling Bank acquisition. Also, we continue to develop new and enhanced products and open banking centers in our high growth markets.

I believe we are ideally positioned for future growth with a strong relationship focus, and with the right people, products and services in place to make a positive difference in our customers, shareholders and employees.

Thank you for your time. And we would be happy to take any questions.

QUESTION AND ANSWER

Scott Siefers - Sandler O’Neill & Partners - Analyst

All right, Ralph. Thank you very much.

Maybe I’ll get the Q and A kicked off. Over the last couple of weeks, especially, this notion of $100 oil and sustained $100 oil has really been at the fore of investors’ minds. So for a number of the Texas banks, one of the questions that’s popping up is what direct and indirect impacts that will have.

And I know your direct energy exposure specifically has never been huge. But nonetheless, it’s a question that people ask of all the Texas-based banks. Maybe if you could just give your thoughts on both direct and indirect impacts.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Okay.

Dale, why don’t you speak to the energy portfolio, and then I’ll take the broader impact?

Dale Greene - Comerica Inc. - EVP

Yes. Thank you.

Our energy book primarily out of Texas and Houston in particular, is certainly about 1.4 billion. In most, we have a heavier emphasis on gas versus oil. But nonetheless, there’s still an impact.

The good news for us is the kinds of customers we’re dealing with typically have very good active hedging programs. And so from their perspectives, they find themselves reasonably well-positioned for oil price fluctuations certainly in the short-term. We assist them in doing that business. We don’t take a position, but we certainly assist them in terms of allowing them or helping them in their hedging program. That’s nice fee business for us, as well.

So in terms of the energy book, we don’t see certainly in the near-term, any sort of immediate impact at $100 or $105 kind of oil. The higher it gets, I think the more concern there would be in terms of long-term sorts of impacts. But in terms of our energy business, I think we’re in pretty good shape.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

From a broader context, I think the concern I have, as I’m sure all of you do, as well – that as the consumer looks at gasoline going over $4 a gallon, and there were recent numbers I think in the Wall Street actually this morning, consumer lending was up. And the consumer was beginning to buy again, and we’ve seen that in sales numbers.

That certainly, if it lasts very long, could in my opinion quiet that down. People will become more conservative again. We’ve seen that over the last couple of years, where things appear to be kind of working their way back, and then everything comes down again, because of concerns about something that’s going on. And this certainly will be a concern in most households.

Scott Siefers - Sandler O’Neill & Partners - Analyst

Ralph, a two-part question. First, I wonder post-Sterling, when you feel as though you’d be in a position to do additional acquisitions. And secondly, when you do look to do future transactions, what would you be looking for - a particular geography or a product or something else to round out the business?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

As we’ve said on Sterling, Sterling will be probably closed toward the middle of the year with integration from a backroom standpoint by the end of the year. And we’re always looking. But I would point out, too, that the last acquisition we had was in ‘01/’02, actually here in Southern California, Imperial Bank.

So when we’re looking at acquisitions, it’s very important for us that number 1, it fits our growth strategy, and fits from a product and people standpoint because we want to grow with an acquisition.

That means we want the people to join us. We want that customer base. And we want to be able to accelerate it because of our products, and the opportunities that we have with the larger franchise.

You never know when one will come along. But if it fits and it is in the right place, then certainly we would have an interest. And I think you asked where. That’s basically Texas and California.

Unidentified Participant

Is the first fiscal, full-fiscal year, going to be calendar 2012 for this, when you talk breakeven? So I guess I don’t understand how it’s only breakeven if you exclude the merger costs, the backrooms are integrated, and I’m assuming there’s probably no provision out of Sterling, because of the marks that you took.

So what are the other moving parts there that leave it at only break-even for the first fiscal year?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Beth, do you want to go through the things?

Beth Acton - Comerica Inc. - CFO

Well, obviously the projections for Sterling are an integral part of how we look at it, relative to Comerica’s earnings. And as you can appreciate, it is going to take us a little time this year to get through the expense savings. We’re not really going to realize the predominant source or timing of the expense savings are in ‘12. Really, by the end of ‘12, before run-rate savings. So that’s an impact on kind of the calendarization of that.

But as we go through ‘12 and realize those full run rate savings and look into the years beyond, we see Sterling becoming increasingly accretive to Comerica.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

I think one of the big opportunities that is there, as well, which we’ve said — we have no synergies for revenue growth on the acquisition. As I mentioned earlier, the addition of quality people joining our group, and the products and services that we have to offer them, in addition to what they have. I think that provides us opportunity there.

Scott Siefers - Sandler O’Neill & Partners - Analyst

And Beth, maybe I could direct another question your way. It looks like certain developed economies are at least starting to think about raising interest rates. So the U.S. might lag a little bit, but nonetheless, the question is becoming more of a focus in peoples’ minds.

I wonder as we think about the prospect of higher rates, people have always considered Comerica one of the most pure play asset sensitive names out there. If you could just sort of parse the asset and funding sides, and give us a little color on how you think about Comerica’s interest rate positioning.

Beth Acton - Comerica Inc. - CFO

Yes. Because of the nature of our balance sheet, we are asset sensitive, and it’s favorable when rates rise. 80% of our loans are floating, of which 70% of those are LIBOR-based - typically, one-month LIBOR.

We also have a very large percentage, close to 40% not quite, of our deposits are noninterest-bearing deposits. So when rates rise, the value of those deposits is significantly higher than at 25 basis points today.

So what we’ve disclosed recently in our 10-K was our sensitivity if rates rise 200 basis points over a 12-month period from point-to-point, or 100 basis points on average, that’s a positive for us of about $100 million in net interest-income - incremental net interest income.

So we’re looking forward to the days of higher interest rates, which also would imply that the economy is moving along well, and loan growth will be accompanying it, and fee income.

So there are a lot of positive things that go with rising rates.

Scott Siefers - Sandler O’Neill & Partners - Analyst

Any additional questions from the audience?

All right. Well, if there are no more, please join me in thanking Ralph and Comerica for the time this morning.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Thank you very much. I appreciate being here today.

Unidentified Participant

Thank you.